





ROSS MILLER
Secretary of State
204 North Carson Street, Suite 4
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov

Filed in the office of	Document Number 20100423150-08
Ross Miller Secretary of State State of Nevada	Filing Date and Time 06/11/2010 1:40 PM
	Entity Number E0284222010-4

Articles of Incorporation

(PURSUANT TO NRS CHAPTER 78)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation:	Surge Components, Inc.
2. Registered Agent for Service of Process: (check only one box)	☑ Commercial Registered Agent: The Corporation Trust Company of Nevada Name ☐ Noncommercial Registered Agent (name and address below) **OR** ☐ Office or Position with Entity (name and address below) Name of Noncommercial Registered Agent OR Name of Title of Office or Other Position with Entity Street Address / City / Nevada / Zip Code Mailing Address (if different from street address) / City / Nevada / Zip Code
3. Authorized Stock: (number of shares corporation is authorized to issue)	Number of shares *with* par value: 80,000,000 — Par value per share: $ 0.001 — Number of shares *without* par value:
4. Names and Addresses of the Board of Directors/Trustees: (each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than two directors/trustees)	1) Ira Levy (Name) 95 East Jefryn Park (Street Address), Deer Park (City), NY (State), 11729 (Zip Code) 2) Steven Lubman (Name) 95 East Jefryn Park (Street Address), Deer Park (City), NY (State), 11729 (Zip Code)
5. Purpose: (optional; see instructions)	*The purpose of the corporation shall be:*
6. Name, Address and Signature of Incorporator: (attach additional page if more than one incorporator)	Ira Levy (Name) — X [signature] Incorporator Signature 95 East Jefryn Park (Address), Deer Park (City), NY (State), 11729 (Zip Code)
7. Certificate of Acceptance of Appointment of Registered Agent:	*I hereby accept appointment as Registered Agent for the above named Entity.* X Jo Anne McCarthy — Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity — Date 6/11/10

This form must be accompanied by appropriate fees.

Nevada Secretary of State NRS 78 Articles
Revised: 4-10-09

NV001 - 06/01/2009 C T System Online

ARTICLES OF INCORPORATION

OF

SURGE COMPONENTS, INC.,

A Nevada corporation

ARTICLE I

NAME

The name of the corporation is Surge Components, Inc. (the "Corporation").

ARTICLE II

RESIDENT AGENT AND REGISTERED OFFICE

The name and address of the Corporation's resident agent for service of process is The Corporation Trust Company of Nevada, 6100 Neil Road, Suite 500, Reno, Nevada 89511, (County of Washoe).

ARTICLE III

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under Nevada Revised Statutes ("NRS").

ARTICLE IV

CAPITAL STOCK

4.01 *Authorized Capital Stock.* The total number of shares of stock this Corporation is authorized to issue shall be eighty million (80,000,000) shares. This stock shall be divided into two classes to be designated as "Common Stock" and "Preferred Stock."

4.02 *Common Stock.* The total number of authorized shares of Common Stock shall be seventy five million (75,000,000) shares with par value of $.001 per share. Each share of Common Stock when issued, shall have one (1) vote on all matters presented to the stockholders.

4.03 *Preferred Stock.* The total number of authorized shares of Preferred Stock shall be five million (5,000,000) shares with par value of $.001 per share. The board of directors shall have the authority to authorize the issuance of the Preferred Stock from time to time in one or more classes or series, and to state in the resolution or resolutions from time to time adopted providing for the issuance thereof the following:

(a) Whether or not the class or series shall have voting rights, full or limited, the nature and qualifications, limitations and restrictions on those rights, or whether the class or series will be without voting rights;

(b) The number of shares to constitute the class or series and the designation thereof;

(c) The preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations, or restrictions thereof, if any, with respect to any class or series;

(d) Whether or not the shares of any class or series shall be redeemable and if redeemable, the redemption price or prices, and the time or times at which, and the terms and conditions upon which, such shares shall be redeemable and the manner of redemption;

(e) Whether or not the shares of a class or series shall be subject to the operation of retirement or sinking funds to be applied to the purchase or redemption of such shares for retirement, and if such retirement or sinking funds be established, the amount and the terms and provisions thereof;

(f) The dividend rate, whether dividends are payable in cash, stock of the Corporation, or other property, the conditions upon which and the times when such dividends are payable, the preference to or the relation to the payment of dividends payable on any other class or classes or series of stock, whether or not such dividend shall be cumulative or noncumulative, and if cumulative, the date or dates from which such dividends shall accumulate;

(g) The preferences, if any, and the amounts thereof which the holders of any class or series thereof are entitled to receive upon the voluntary or involuntary dissolution of, or upon any distribution of assets of, the Corporation;

(h) Whether or not the shares of any class or series are convertible into, or exchangeable for, the shares of any other class or classes or of any other series of the same or any other class or classes of stock of the Corporation and the conversion price or prices or ratio or ratios or the rate or rates at which such exchange may be made, with such adjustments, if any, as shall be stated and expressed or provided for in such resolution or resolutions; and

(i) Such other rights and provisions with respect to any class or series as may to the board of directors seem advisable.

The shares of each class or series of the Preferred Stock may vary from the shares of any other class or series thereof in any respect. The Board of Directors may increase the number of shares of the Preferred Stock designated for any existing class or series by a resolution adding to such class or series authorized and unissued shares of the Preferred Stock not designated for any existing class or series of the Preferred Stock and the shares so subtracted shall become authorized, unissued and undesignated shares of the Preferred Stock.

ARTICLE V

DIRECTORS

The Board of Directors shall be divided into three classes, each such class as nearly equal in number as the then-authorized number of Directors constituting the Board of Directors permits, with the term of office of one class expiring each year. Following approval of this Certificate of Amendment to the Certificate of Incorporation, the stockholders shall elect the one class of Directors for a term expiring at the annual meeting of stockholders to be held in 2011 (the "Class C Directors"), another class of Directors for a term expiring at the annual meeting of stockholders to be held in 2012 the "Class B Directors"), and another class of Directors for a term expiring at the annual meeting of stockholders to be held in 2013 (the "Class A Directors"). Thereafter, each Director shall serve for a term ending at the third annual meeting of stockholders of the Corporation following the annual meeting at which such Director was elected. Members of each class shall hold office until their successors are elected and qualified. At each succeeding annual meeting of the stockholders of the Corporation, the successors of the class of Directors whose term expires at that meeting shall be elected by a plurality vote of all votes cast at such meeting to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election.

Subject to the foregoing, the number of directors comprising the board of directors shall be fixed and may be increased or decreased from time to time in the manner provided in the bylaws of the Corporation, except that at no time shall there be less than one director.

The names and addresses of the original Directors are as follows:

Class A:

Ira Levy
95 East Jefryn Park
Deer Park, NY 11729

Steven J. Lubman

95 East Jefryn Park
Deer Park, NY 11729

Class B:

Alan Plafker
95 East Jefryn Park
Deer Park, NY 11729

David Siegel
95 East Jefryn Park
Deer Park, 11729

Class C:

Lawrence Chariton
95 East Jefryn Park
Deer Park, NY 11729

Gary Jacobs
95 East Jefryn Park
Deer Park, NY 11729

ARTICLE VI

DIRECTORS' AND OFFICERS' LIABILITY

The individual liability of the directors and officers of the Corporation is hereby eliminated to the fullest extent permitted by the NRS, as the same may be amended and supplemented. Any repeal or modification of this Article by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts or omissions prior to such repeal or modification.

ARTICLE VII

INDEMNITY

Every person who was or is a party to, or is threatened to be made a party to, or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he, or a person of whom he is the legal representative, is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the Corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the Corporation. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this Article.

Without limiting the application of the foregoing, the board of directors may adopt bylaws from time to time with respect to indemnification, to provide at all times the fullest indemnification permitted by the laws of the State of Nevada, and may cause the Corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprises against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the Corporation would have the power to indemnify such person.

The indemnification provided in this Article shall continue as to a person who has ceased to be a director, officer, employee or agent, and shall inure to the benefit of the heirs, executors and administrators of such person.

Dated: May 28, 2010

_____
Ira Levy, Incorporator





STATE OF NEVADA

ROSS MILLER
Secretary of State

SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

August 22, 2011

GKL RESIDENT AGENT FILINGS INC

Re: Returning request for Certificate of Correction SURGE COMPONENTS, INC.

Dear GKL RESIDENT AGENT FILINGS INC,

Thank you for your recent request. However, in order to process this request we need:

Other

1. The file date of the document being corrected is missing in section 3 of the correction form.

2. The par value being corrected is already what is stated in the articles on file with our office. See enclosed copy of the articles.

3. Remit the corrected filing or submit a written request for a refund and a copy of this letter.

This letter must be returned with the requested information or fee indicated above. If you paid for this filing via cash or check, the money is available towards the fees for the replacement filing, another filing or can be refunded upon written request within 1 year of payment pursuant to NRS 353.115. Amounts not used or refunded within one year are not available for use or refund. We have not charged your credit card or trust account for this filing. Please resubmit your credit card or trust account information when submitting replacement documents.

Respectfully,

---

for Secretary of State use only

corporation name: SURGE COMPONENTS, INC.
document number: 20110615569-46
job number: C20110823-1532
processor: R_S

Any request for a refund must be made within 1 year from date of payment pursuant to NRS353.115.

STATE OF NEVADA



ROSS MILLER
Secretary of State

SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

ROSS MILLER
Secretary of State

---

for Secretary of State use only



corporation name: SURGE COMPONENTS, INC.
document number: 20110615569-46
job number: C20110823-1532
processor: R_S

Any request for a refund must be made within 1 year from date of payment pursuant to
NRS353.115.







150101

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number
Ross Miller Secretary of State State of Nevada	20100637525-61
	Filing Date and Time 08/25/2010 1:37 PM
	Entity Number E0284222010-4

Certificate of Designation

(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations
(Pursuant to NRS 78.1955)

1. Name of corporation:

Surge Components, Inc.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

Surge Components, Inc., a corporation organized and existing under the laws of Nevada (the "Company"), does hereby certify that, pursuant to authority conferred upon the Board of Directors by the Articles of Incorporation of the Company, the Board of Directors has adopted resolutions (a) authorizing the issuance of up to 260,000 shares of Non-Voting Redeemable Convertible Series A Preferred Stock and (b) providing for the designations, preferences, and relative participating, optional or other rights and the qualifications, limitations or restrictions thereof, as follows (please see Exhibit A, attached hereto):

3. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X ______________________

Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Stock Designation
Revised: 3-6-09

CERTIFICATE OF DESIGNATION
OF NON-VOTING REDEEMABLE CONVERTIBLE SERIES A PREFERRED STOCK
OF
SURGE COMPONENTS, INC.

Surge Components, Inc. (the "Company"), a corporation organized and existing under the laws of Nevada, does hereby certify that, pursuant to authority conferred upon the Board of Directors of the Company by the Articles of Incorporation of the Company, the Board of Directors of the Company has adopted resolutions (a) authorizing the issuance of up to 260,000 shares of Non-Voting Redeemable Convertible Series A Preferred Stock, of the Company and (b) providing for the designations, preferences and relative participating, optional or other rights, and the qualifications, limitations or restrictions thereof, as follows:

1.   Number Authorized and Designation.   Of the 5,000,000 shares of preferred stock authorized under the Articles of Incorporation, the Corporation shall have the authority to issue 260,000 shares designated as Non-Voting Redeemable Convertible Series A Preferred Stock, $.001 par value (referred to herein as "Series A Preferred Stock").

2.   Rights, Preferences and Limitations.   The relative rights, preferences and limitations of Series A Preferred Stock are as follows:

(a)   *Dividends.*   The Series A Preferred Stock shall be entitled to share dividends on a pro-rata basis with the Common Shares if and when declared. The Series A Preferred Stock shall be paid dividends prior to payment of dividends to Common Shareholders.

(b)   *Conversion.*

(i)   Upon the approval of the shareholders of the Corporation of the Global Acquisition (as hereinafter defined), the ME Merger (as hereinafter defines) and the issuance of the Class B Common Shares in connection therewith, and upon approval of the shareholders ("Global Shareholders") of Global Datatel, Inc., a Nevada corporation ("Global") of the Global Acquisition, all of the issued and outstanding shares of the Series A Preferred Stock will automatically convert into Class B Common Shares at a rate of one hundred Class B Common Shares for each share of Series A Preferred Stock so converted and the Class B Common Shares will be issued directly to the Global Shareholders and the ME Shareholders as consideration for the respective mergers. The acquisition of all of the assets of Global by a wholly owned subsidiary of the Corporation is referred to herein as the "Global Acquisition". The term "ME Merger" shall mean the merger of MailEncrypt.com, Inc., a California corporation, into a wholly owned subsidiary of the Corporation as approved by the shareholders (the "ME Shareholders") of MailEncrypt.com, Inc.

(ii)   Upon receipt by the Secretary of a duly endorsed certificate of the vote of the shareholders of the Corporation, evidencing shareholder approval of both the Global Acquisition and the ME Merger, and the issuance of Class B Common Shares as consideration therefore, and upon approval by the Global Shareholders of the Global Acquisition in accordance with Nevada law, the Corporation shall, as soon as practicable thereafter, cause to be issued to the holder(s) of Series A Preferred Stock that number of whole shares of Class b Common Shares issuable upon automatic conversion of the Series A Preferred Stock as provided herein.

(c) *Redemption.* In the event that the shareholders of the Corporation do not approve at a meeting held for such purpose, the issuance of the Class B Common Shares and either of the Global Acquisition or ME Merger associated therewith, or the Global Shareholders do not approve, the Global Acquisition, the Corporation shall unless the period for redemption is extended by the Board, redeem such number of shares of Series A Preferred Stock as had not been converted, by paying on the date set for redemption, which will be no more than sixty (60) days and not less than thirty (30) days after the shareholders' meeting at which such proposals were considered (the "Redemption Date") an amount (the "Redemption Price") equal to the sum of $.001 per share of Series A Preferred Stock, subject to the following terms and conditions.

(i) The Corporation shall give notice (the "Redemption Notice") not more than sixty (60) days and not less than thirty (30) days prior to the Redemption Date by first class United States mail to each holder of record of shares of Series A Preferred Stock called for redemption (the "Redemption Shares") at his address appearing on the stock transfer books of the Corporation.

(ii) The Corporation may pay the Redemption Price for any Redeemed Shares from the surplus and stated capital of the Corporation, but no such redemption shall be made if the Corporation would thereby become insolvent or, if stated capital is used the redemption would reduce the net access of the Corporation below the stated capital remaining after giving effect to the cancellation of the Redeemed Shares.

(d) *Voting Rights*

(i) The Series A Preferred Stock shall not entitle the holder thereof to any voting rights, except as otherwise required by Nevada Law.

(e) *Preemptive Rights.* Holders of Series A Preferred Stock shall have no preemptive rights.

(f) *Liquidation Rights.* Upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, each holder of shares of Series A Preferred Stock of the Corporation to the holders of the Common Shares (or Class B Shares, if any) an amount equal to $.001 per share of Series A Preferred Stock, plus an additional amount equal to any dividends declared but unpaid on such shares before any payments shall be made or any assets distributed or winding up of the Corporation, the assets of the Corporation shall be insufficient to pay the holders of shares of the Series A Preferred Stock the amount required under the preceding sentence, then all remaining assets of the Corporation shall be distributed ratably to holders of the shares of the Series A Preferred Stock. An amount equal to $.001 per share, plus an additional amount equal to any dividend declared but unpaid on such Common Shares shall then be paid ratably to the holders of the Common Shares. All assets remaining thereafter shall then be distributed, *pari passu,* to all the holders of all Series A Preferred Stock and all Common Shares.

2

IN WITNESS WHEREOF, the undersigned have signed this Certificate this 21st day of July, 2010, and do hereby affirm, under penalties of perjury, that the statements contained herein have been examined by us and are true and correct.

_____
Ira Levy
Chief Executive Officer

_____
Steven J. Lubman
Secretary

[THIS SPACE IS INTENTIONALLY LEFT BLANK]





ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number
(signature)	**20100637526-72**
	Filing Date and Time
Ross Miller	**08/25/2010 1:37 PM**
Secretary of State	Entity Number
State of Nevada	**E0284222010-4**

Certificate of Designation
(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations
(Pursuant to NRS 78.1955)

1. Name of corporation:

Surge Components, Inc.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

Surge Components, Inc., a corporation organized and existing under the laws of Nevada (the "Company"), does hereby certify that, pursuant to authority conferred upon the Board of Directors by the Articles of Incorporation of the Company, the Board of Directors has adopted resolutions (a) authorizing the issuance of up to 200,000 shares of Voting Redeemable Convertible Series B Preferred Stock and (b) providing for the designations, preferences, and relative participating, optional or other rights and the qualifications, limitations or restrictions thereof, as follows (please see Exhibit A, attached hereto):

3. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)



X _____
Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Stock Designation
Revised: 3-6-09

EXHIBIT A

CERTIFICATE OF DESIGNATION
OF VOTING REDEEMABLE CONVERTIBLE SERIES B PREFERRED STOCK OF
SURGE COMPONENTS, INC.

Surge Components, Inc. (the "**Company**"), a corporation organized and existing under the laws of Nevada, does hereby certify that, pursuant to authority conferred upon the Board of Directors of the Company by the Articles of Incorporation of the Company, the Board of Directors of the Company has adopted resolutions (a) authorizing the issuance of up to 200,000 shares of Voting Redeemable Convertible Series B Preferred Stock, of the Company and (b) providing for the designations, preferences and relative participating, optional or other rights, and the qualifications, limitations or restrictions thereof, as follows:

1.   Number Authorized and Designation.   Of the 5,000,000 shares of preferred stock authorized under the Articles of Incorporation, the Corporation shall have the authority to issue 200,000 shares designated as Voting Redeemable Convertible Series B Preferred Stock, $.001 par value (referred to herein as "Series B Preferred Stock").

2.   Rights, Preferences and Limitations. The relative rights, preferences and limitations of Series B Preferred Stock are as follows:

(a)   *Rank* The Series B Preferred Stock shall rank (i) prior to all of the Common Shares, par value $.001 per share ("Common Shares"), (ii) prior to any class or series of capital stock of the Corporation hereafter created specifically ranking by its terms junior to any Series B Preferred Stock of whatever subdivision (collectively with the Common Shares "Junior Securities"), (iii) on party with any class or series of capital stock of the Corporation created specifically ranking by its terms on party with the Series B Preferred Stock, including but not limited to, the Series A Preferred Stock ("Party Securities"), in each case, as to distributed of assets upon liquation, dissolution or winding up of the Corporation, whether voluntarily or involuntarily (all such distributions being referred to collectively as "Distributions").

(b)   *Dividends.* The Series B Preferred Stock shall be entitled to share dividends on a pro-rata basis with the Series A Preferred Stock, if and when declared. The Series B Preferred Stock shall be paid dividends prior to payment of dividends to Common Shareholders. If any dividends are paid on the Common Shares holders of Series B Preferred Stock shall be entitled to participate in such payment of dividends as if their shares of Series B Preferred Stock had been converted into Common Shares in accordance with paragraph (c) below and, with respect to such payment of dividends on Common Shares, holders of Series B Preferred Stock shall be entitled to payment of dividends in an amount per share (assuming such conversion) equal to (i) the per share amount of dividends being paid on the then outstanding Common Shares minus (ii) one tenth (1) of the amount of dividends per share on the Series B Preferred Stock being paid at the same time as such payment of dividends on the outstanding Common Shares.

1

(c) *Conversion.* Upon (i) the effectiveness of ME Merger (as hereinafter defined) and (ii) either (A) the receipt by the Corporation from the Nasdaq Stock Market, Inc. ("Nasdaq") of confirmation (the "Nasdaq Confirmation") that the conversion into Common Shares of the outstanding shares of Series B Preferred Stock issued in connection with the ME Merger does not require further shareholder approval under the Nasdaq Marketplace Rules or (B) shareholder approval of the conversion into Common Shares of the outstanding shares of Series B Preferred Stock issues in connection with the ME Merger, all of issued and outstanding shares of the Series B Preferred Stock will automatically convert into Common Shares at a rate of ten Common Shares for every one share of Series B Preferred Stock so converted. The term "ME Merger" shall mean the merger of MailEncrypt.com, Inc., a California corporation ("ME"), into Mail, Acquisition Corporation ("MAC"), pursuant to the Merger Agreement and Plan of Reorganization dated as of November 6, 2000 (the "ME Merger Agreement") among the Corporation, MAC, ME and the shareholders of ME.

(d) *Redemption.* In the event that (i) on or before December 31, 2000, the Corporation shall not have received the Nasdaq Confirmation or (ii) on or before June 30, 2001, the shareholders of the Corporation do not approve the conversion into Common Shares of the outstanding shares of Series B Preferred Stock issued in connection with the ME Merger, and provided that the holders of the Series B Preferred Stock have not exercised their rights pursuant to Article 9 of the ME Merger Agreement, the Corporation shall, unless the period for redemption is extended by the Board of Directors of the Corporation, redeem the outstanding shares of Series B Preferred Stock by paying on the date set for redemption, which will be no more than sixty days and not less than thirty days from December 15, 2001 (the "Redemption Date"), an amount (the "Redemption Price") equal to the sum of $.001 per share of Series B Preferred Stock, subject to the following terms and conditions.

(i) The Corporation shall give notice (the "Redemption Notice"" not more than sixty days and not less than thirty days prior to the Redemption Date by first class United States mail to each holder of record of shares of Series B Preferred Stock called for redemption (the "Redeemed Shares") at his address appearing on the stock transfer books of the Corporation, and

(ii) The Corporation may pay the Redemption Price for any Redeemed Shares from the surplus and stated capital of the Corporation, but no such redemption shall be made if the Corporation would thereby become insolvent or, if stated capital is used, the redemption would reduce the net assets of the Corporation below the states capital remaining after giving effect to the cancellation of the Redeemed Shares.

(e) *Voting Rights.*

(i) In addition to any other rights provided for herein or by law the holders of Series B Preferred Stock shall be entitled to vote, together with the holders of Common Shares as one class, on all matters as to which holders of Common Shares shall be entitled to vote in the same manner and with the same effect as such holders on

2

Common Shares. In any such vote, each share of Series B Preferred Stock shall entitle the holder thereof to five and four-tenths votes per share of Series B Preferred Stock, calculated to the nearest whole number.

(ii) So long as at least 36,428 shares of Series B Preferred Stock remains outstanding, the consent of the holders of two-thirds of the then outstanding Series B Preferred Stock, voting as one class, either expressed in writing or at a meeting called for that purpose, shall be necessary to permit, effect or validate the creation and issuance of any series of preferred stock or other security of the Corporation which is senior as to Distributions to the Series B Preferred Stock.

(iii)S o long as at least 36,428 shares of Series B Preferred Stock remains outstanding, the consent of two-thirds of the holders of the then outstanding Series B Preferred Stock, voting as one class, either expressed in writing or at a meeting called for that purpose, shall be necessary to repeal, amend or otherwise change this Certificate of Designation, in a manner which would alter or change the powers, preferences, rights, privileges, restrictions and conditions of the Series B Preferred Stock so as to adversely affect the Series B Preferred Stock.

(iv) In the event that the holders of the Series B Stock are required to vote as a class on any other matter, the affirmative vote of holders of not less than fifty percent (50%) of the outstanding of Series B Preferred Stock shall be required to approve each such matter to be voted upon, and if any matter is approved by such requisite percentage of holders of Series B Preferred Stock, such matter shall bind all holders of Series B Preferred Stock.

(f) *Preemptive Rights.* Holders of Series B Preferred Stock shall have no preemptive rights.

(g) *Liquidation Rights.* Upon liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, each holder of shares of Series B Preferred Stock shall be entitled to receive, immediately after any distribution of securities required by the Corporation's Certificate of Incorporation, in preference to any distributions of any of the assets or surplus funds of the Corporation to the holders of the Common Shares and pari passu with any distribution of Parity Securities an amount equal to $.001 per share of Series B Preferred Stock, plus an additional amount equal to any dividends declared but unpaid on such shares before any payments shall be made or any assets distributed to holders of any class of Common Shares. If upon any such liquidation, dissolution or winding up of the Corporation, the assets of the Corporation shall be insufficient to pay the holders of shares of the Series B Preferred Stock the amount required under the preceding sentence, then all remaining assets of the Corporation shall be distributed ratably to holders of the shares of the Series B Preferred Stock. An amount equal to $.001 per share plus an additional amount equal to any dividend declared but unpaid on such Common Shares shall then be paid ratably to the

3

holders of the Common Shares. All assets remaining thereafter shall then be distributed pari passu, to all the holders of the Series A Preferred Stock. Series B Preferred Stick (on the basis as if all outstanding shares of Series B Preferred Stock had been converted into Common Shares in accordance with paragraph (c) above) and all Common Shares.

[THIS SPACE IS INTENTIONALLY LEFT BLANK]

4

IN WITNESS WHEREOF, the undersigned have signed this Certificate this 21st day of July, 2010, and do hereby affirm, under penalties of perjury, that the statements contained herein have been examined by us and are true and correct.



_____
Ira Levy
Chief Executive Officer

_____
Steven J. Lubman
Secretary

[THIS SPACE IS INTENTIONALLY LEFT BLANK]



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov



150101

Filed in the office of	Document Number
[signature]	20100637527-83
	Filing Date and Time
Ross Miller	08/25/2010 1:37 PM
Secretary of State	Entity Number
State of Nevada	E0284222010-4

Certificate of Designation
(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations
(Pursuant to NRS 78.1955)

1. Name of corporation:

Surge Components, Inc.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

Surge Components, Inc., a corporation organized and existing under the laws of Nevada (the "Company"), does hereby certify that, pursuant to authority conferred upon the Board of Directors by the Articles of Incorporation of the Company, the Board of Directors has adopted resolutions (a) authorizing the issuance of up to 100,000 shares of Non-Voting Redeemable Convertible Series C Preferred Stock and (b) providing for the designations, preferences, and relative participating, optional or other rights and the qualifications, limitations or restrictions thereof, as follows (please see Exhibit A, attached hereto):

3. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X _____
Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Stock Designation
Revised: 3-6-09

EXHIBIT A

CERTIFICATE OF DESIGNATION
OF NON-VOTING REDEEMABLE CONVERTIBLE SERIES C PREFERRED STOCK
OF
SURGE COMPONENTS, INC.

Surge Components, Inc. (the "Company"), a corporation organized and existing under the laws of Nevada, does hereby certify that, pursuant to authority conferred upon the Board of Directors of the Company by the Articles of Incorporation of the Company, the Board of Directors of the Company has adopted resolutions (a) authorizing the issuance of up to 100,000 shares of Non-Voting Redeemable Convertible Series C Preferred Stock, of the Company and (b) providing for the designations, preferences and relative participating, optional or other rights, and the qualifications, limitations or restrictions thereof, as follows:

1.   Number Authorized and Designation.   Of the 5,000,000 shares of preferred stock authorized under the Articles of Incorporation, the Corporation shall have the authority to issue 100,000 shares designated as Non-Voting Redeemable Convertible Series C Preferred Stock, $.001 par value (referred to herein as "Series C Preferred Stock").

2.   Rights, Preferences and Limitations.   The relative rights, preferences and limitations of Series C Preferred Stock are as follows:

(a)   *Rank.* The Series C Preferred Stock shall rank (i) senior to the common stock, par value $.001 per share (the "Common Stock"), of the Corporation, (ii) senior to any class or series of capital stock of the Corporation hereafter created specifically ranking by its terms junior to any Series C Preferred Stock of whatever subdivision, (iii) except as specifically provided in this Section 2, on parity with any class or series of capital stock of the Corporation created specifically ranking by its terms on parity with the Series C Preferred Stock, including but not limited to, the Series A Preferred Stock and Series B Preferred Stock, in each case, as to distributions of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntarily or involuntarily.

(b)   *Dividends*

(i)   The dividend rate on the shares of Series C Preferred Stock shall be $.50 per share per annum. Such dividends shall be cumulative and accrue on each share of Series C Preferred Stock from April 15, 2001 and shall be payable in chase if when and as declared by the Board of Directors on June 30, and December 31, of each year, commencing with June 30, 2001. Each such dividend shall be paid to the holders of record of shares of the Series C Preferred Stock as they appear on the stock register of the Corporation on such record date, not exceeding 30 days not less than ten days preceding the payment date thereof, as shall be fixed by the Board of Directors of the Corporation or a duly authorized

I

committee thereof.

(ii)   When dividends are not paid in full or declared in full and sums set apart for the payment thereof upon the Series C Preferred Stock and any other Preferred Stock ranking on a parity as to dividends with the Series C Preferred Stock, all dividends declared upon shares of Series C Preferred Stock and any other Preferred Stock ranking on a parity as to dividends shall be declared *pro rata* so that in all cases the amount of dividends declared per share on the Series C Preferred Stock and such other Preferred Stock shall bear to each other the same ratio that accumulated dividends per share, including dividends accrued or in arrears on the shares of Series C Preferred Stock and such other Preferred Stock bear to each other. Except is provided in the preceding sentence, unless full cumulative dividends on the Series C Preferred Stock have been paid, or declared in full and sums set apart for the payment thereof, no dividends shall be declared or paid or set aside for payment or other distribution made upon the Common Stock or any other stock of the Corporation ranking junior to or on a parity with the Series C Preferred Stock as to dividends or liquidation rights, nor shall any Common Stock or any other stock of the Corporation ranking junior to or on a parity with the Series C Preferred Stock as to dividends or upon liquidation be redeemed, purchased, exchanged or otherwise acquired for any consideration (or any payment made to or available for a sinking fund for the redemption of any shares of such stock) by the Corporation or any subsidiary (except by conversion into or exchange for stock of the Corporation ranking junior to the Series C Preferred Stock as to dividends and liquidation rights).

(iii)I   n the event that the outstanding shares of Series C Preferred Stock are converted into shares of Common Stock pursuant to paragraph 2(c) on or before April 15, 2001, the holders of Series C Preferred Stock shall not be entitled to any declaration or payment of dividends pursuant to this paragraph 2(b).

(c)   *Conversion*.   Upon (i) the receipt by the Corporation from The Nasdaq Stock Market, Inc. ("Nasdaq") of confirmation (the "Nasdaq Confirmation") that the conversion into shares of Common Stock of the outstanding shares of Series C Preferred Stock issued pursuant to the terms of the Investment Banking Agreement, dated as on November 14, 2000 (the "Investment Banking Agreement"), between the Corporation and Equilink Capital partners, LLC, does not require shareholder approval under the Nasdaq Marketplace Rules of (ii) shareholder approval of the conversion into Common Stock of the outstanding shares of Series C Preferred Stock issued pursuant to the terms of the Investment Banking Agreement, all of the issued and outstanding shares of the Series C Preferred Stock will automatically convert into shares of Common Stock at a rate of ten Common Shares for every one share of Series C Preferred Stock so converted.

(d)   *Redemption*.   In the event that (i) on or before December 31, 2000, the Corporation shall not have received the Nasdaq Confirmation on or before June 30, 2001, the shareholders of the Corporation do not approve the conversion into shares of

2

Common Stock of the outstanding shares of Series C Preferred Stock issued pursuant to the terms of the Investment Banking Agreement, upon the affirmative vote by the holders of a majority of the then outstanding shares of Series C Preferred Stock, the Corporation shall, unless the period for redemption is extended by the Board of Directors of the Corporation, redeem the outstanding shares of Series C Preferred Stock by paying on the date set for redemption, which will be no more than sixty days and not less than thirty days from April 16, 2001 (the "Redemption Date"), an amount (the "Redemption Price") equal to the sum of $500 per share of Series C Preferred Stock, subject to the following terms and conditions.

(i)   The Corporation shall give notice (the "Redemption Notice") not more than sixty days and not less than thirty days prior to the Redemption Date by first class United States mail to each holder of record of shares of Series C Preferred Stock called for redemption (the "Redemption Shares") at such holder's address appearing on the stock transfer books of the Corporation, and

(ii)   The Corporation may pay the Redemption Price for any Redeemed Shares from the surplus and stated capital of the Corporation, but no such redemption shall be made if the Corporation would thereby become insolvent or, is stated capital is used, the redemption would reduce the net assets of the Corporation below the stated capital remaining after giving effect to the cancellation of the Redeemed Shares.

(e)   *Voting Rights*

(i)   Except to the extent provided for in this paragraph 2(e) or by law, the holders of Series C Preferred Stock shall not be entitled to vote on any matters.

(ii)   So long as at least 15,200 shares of Series C Preferred Stock remains outstanding, the consent of the holders of two-thirds of the then outstanding, Series C Preferred Stock, voting as one class, either expressed in writing or at a meeting called for that purpose, shall be necessary to permit, effect or validate the creation and issuance of any series of preferred stock or other security of the Corporation which is senior as to payment of dividends to the Series C Preferred Stock.

(iii)S   o long as at least 15,200 shares of Series C Preferred Stock remains outstanding, the consent of two-thirds of the holders of the then outstanding Series C Preferred Stock, voting as one class, either expressed in writing or at a meeting called for that purpose, shall be necessary to repeal, amend or otherwise change this Certificate of Designation in a manner which would alter or change the powers, preferences, rights, privileges, restrictions and conditions of the Series C Preferred Stock so as to adversely affect the Series C Preferred Stock.

3

(iv)   In the event that the holders of the Series C stock are required to vote as a class on any other matter, the affirmative vote of holders of not less than fifty percent of the outstanding of Series C Preferred Stock shall be required to approve each such matter to be voted upon, and if any matter is approved by such requisite percentage of holders of Series C Preferred Stock, such matter shall bind all holders of Series C Preferred Stock.

(f)   *Preemptive Rights.*   Holders of Series C Preferred Stock shall have no preemptive rights.

(g)   *Liquidation Rights.*   On the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series C Preferred Stock shall be entitled to receive out of the remaining assets of the Corporation available for distribution to shareholders, before any distribution of assets is made to holders of Common Stock or any other class or series of stock of the Corporation ranking junior to the Series C Preferred Stock, liquidating distributions in an amount equal to $5.00 per share plus an amount equal to all accrued and unpaid dividends on each such share up to the date fixed for such distribution. If upon any voluntary or involuntary liquidation dissolution or winding up of the Corporation, the amounts payable with respect to the Series C Preferred Stock and any other shares of stock of the Corporation ranking (as to any such distribution) on a parity with the Series C Preferred Stock are not paid in full, holders of the Series C Preferred Stock and of such other shares of stock will share ratably in any such distribution of assets of the Corporation in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of shares of Series C Preferred Stock will not be entitled to any further participation in any distribution of assets by the Corporation.

For purposes of this paragraph 2(g), a distribution of assets in any dissolution, winding up, liquidation or reorganization shall not include (i) any consolidation or merger of the Corporation with or into any other corporation, (ii) any dissolution, liquidation, winding up or reorganization or the Corporation immediately followed by reincorporation of another corporation or (iii) a sale of other disposition of all substantially all of the Corporation's assets to another corporation; provided that, in each such case, effective provision is made in the certificate of incorporation of the resulting and surviving corporation or otherwise for the protection of the rights of the holders of shares of Series C Preferred Stock.

4

IN WITNESS WHEREOF, the undersigned have signed this Certificate this 21st day of July, 2010, and do hereby affirm, under penalties of perjury, that the statements contained herein have been examined by us and are true and correct.



Ira Levy
Chief Executive Officer

Steven J. Lubman
Secretary

[THIS SPACE IS INTENTIONALLY LEFT BLANK]

5